October 30, 2013

VIA EDGAR

Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303 Attn: Christina Chalk, Senior Special Counsel

Re:	Net Serviços de Comunicação S.A. Schedule 14D-9 filed October 17, 2013 Schedule 13E-3 filed October 17, 2013 File No. 5-84654

Dear Ms. Chalk:

On behalf of our client, Net Serviços de Comunicação S.A. (“Net” or the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 25, 2013 relating to the Company’s Schedule 14D-9, initially filed on October 17, 2013 (the “Schedule 14D-9”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Company is filing an amendment to its Schedule 14D-9 (“Amendment No. 1”). Amendment No. 1 contains the revisions described in this letter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. All page references in the following responses correspond to the page numbers in the Schedule 14D-9.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 30, 2013, p. 2

Schedule 14D-9 filed October 17, 2013

Position of Net’s Board of Directors Regarding the Fairness of the Offer – Market Price and Premium, page 7

1.	The market price and premium analysis is based on a reference date of March 31, 2012. Did the board of directors consider the offer price as compared to a more recent reference date? (We understand that the common shares ceased trading on May 7, 2013). If so, describe this analysis including the analysis of trading prices above the offer price for the preferred shares in 2013. If not, explain why it did not do so.

There is no Brazilian legal requirement that a target’s board must consider recent historical share prices when evaluating the terms of a tender offer. The Company’s board of directors believes that in analyzing the fairness of the consideration that holders will receive in the Offer, the most appropriate comparison is of the base offer price announced on June 7, 2012 against the historical market prices and net asset value of the Company’s Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) unaffected by the announcement of the Offer and the offer price.

The board noted that the trading prices of the Company’s Common Shares and Preferred Shares fluctuated during the long period between announcement and launch of the Offer, including a peak weighted average price per Preferred Share in the second quarter of 2013 that was higher than the base offer price plus accrued interest before falling back below it. The board acknowledged that this peak price could have resulted from investor speculation related to the delayed registration of the Offer in Brazil, which the board also considered when deciding only to compare the unaffected trading price to the base offer price as part of its market price and premium analysis.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 2 of Amendment No. 1.

2.	Refer to page 15 of the Credit Suisse presentation filed as Exhibit (c)(v) to the Schedule 13E-3 filed by Net. Revise to describe the board’s analysis of the offer price as compared to the implied Net equity values per share yielded by the listed methodologies. We note that several of the listed measurements yield valuation ranges significantly in excess of the offer price.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 2 of Amendment No. 1.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 30, 2013, p. 3

Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., page 10

3.	Refer to the disclosure in the last paragraph on page 12. The summary must describe all analyses underlying the Credit Suisse report. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 2 and 3 of Amendment No. 1.

Certain Company Projections, page 16

4.	Refer to the last sentence on page 16. While it may be appropriate to include qualifying language concerning reliance on the projected information presented, it is inappropriate for Net to disclaim all responsibility regarding the “validity, reasonableness, accuracy or completeness” of the Company Projections. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 3 of Amendment No. 1.

5.	For each category of projected information on pages 17-20, describe the underlying management assumptions and any limitations on such assumptions.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 3 and 4 of Amendment No. 1.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 30, 2013, p. 4

* * *

The Company has authorized us to acknowledge on their behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 1 or these responses, please feel free to contact me at (212) 225-2414 or my partner, Neil Whoriskey, at (212) 225-2990.

Sincerely,

/s/ Nicolas Grabar
Nicolas Grabar

cc: Neil Whoriskey, Esq., Cleary Gottlieb Steen & Hamilton LLP
Roberto Catalão Cardoso, Net Serviços de Comunicação S.A.